UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-10582

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliant Techsystems Inc. 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, Virginia 22209-2307
Alliant Techsystems Inc.
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2013 and 2012,
Supplemental Schedule as of December 31, 2013,
and Reports of Independent Registered Public
Accounting Firm (EIN #41-1672694) (Plan No. 003)

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Sponsor, Plan Administrator, and Participants of
Alliant Techsystems Inc. 401(k) Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alliant Techsystems Inc. 401(k) Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Minneapolis, Minnesota
June 27, 2014

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Investments — fair value	$1,977,089,513	$1,653,569,740
Receivables:
Notes receivable from participants	35,594,631	35,099,285
Employer contributions receivable	13,128,228	11,317,473
Total receivables	48,722,859	46,416,758
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	2,025,812,372	1,699,986,498
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(3,409,892)	(7,077,614)
NET ASSETS AVAILABLE FOR BENEFITS	$2,022,402,480	$1,692,908,884

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$1,692,908,884	$1,568,849,085
CONTRIBUTIONS:
Participant contributions	94,042,955	80,286,553
Employer contributions	44,877,782	37,444,738
Total contributions	138,920,737	117,731,291
INVESTMENT INCOME:
Dividends	31,494,516	42,732,373
Net appreciation in fair value of investments	335,614,364	135,153,940
Total investment income	367,108,880	177,886,313
Interest income on notes receivable from participants	1,427,124	1,621,697
Total additions	507,456,741	297,239,301
DEDUCTIONS:
Distributions to participants	177,671,154	172,410,107
Trustee and administrative fees	291,991	769,395
Total deductions	177,963,145	173,179,502
NET INCREASE	329,493,596	124,059,799
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$2,022,402,480	$1,692,908,884

See notes to financial statements.

ALLIANT TECHSYSTEMS INC. 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.                      DESCRIPTION OF THE PLAN

The following description of the Alliant Techsystems Inc. (“ATK” or the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide a retirement savings vehicle and supplemental retirement benefits to ATK employees.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company ("Trustee") serves as the trustee for the Plan.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met.

Contributions — The following contributions were made to the Plan through December 31, 2013.

a.
 The Company contributes to the Plan an amount on behalf of the participants who designate pre-tax and/or Roth 401(k) contributions equal to a percentage of their elected salary deferrals.  The maximum pre-tax and/or Roth 401(k) contribution percentage is determined by the Alliant Techsystems Inc. Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines.  Contributions, including sponsor match and non-elective contributions, are also limited to the lesser of $50,000 or 100% of the participant’s pay for a plan year.  The Plan also allows the participants to make limited after-tax contributions and the Company to make a supplemental discretionary contribution. Participants age 50 and older who met other Plan contribution limitations were eligible to make catch-up contributions of up to $5,500 for calendar year 2013 and 2012.

b.
Participants who are eligible for a distribution from any other plan qualified under Section 401(a) of the Internal Revenue Code (the “Code”) or from an individual retirement plan under Sections 402 and 408 of the Code may transfer or roll over all or a part of such distribution to their accounts in the Plan, provided the Plan agrees to accept the distribution.

c.	The Company matching contributions are as follows:

In general, non-union participants hired or rehired on or after January 1, 2007, and certain union participants hired after July 1, 2007, who participate receive a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Non-union participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6%. Effective June 1, 2011, in addition to automatic enrollment, non-union new hires or rehires are also subject to a 1% annual contribution increase unless they choose to opt out.

The Company provides a non-elective contribution to the Plan for most non-union participants hired or rehired on or after January 1, 2007. The non-elective contributions range from 2.5% to 4.0% of eligible pay based on age and years of service.

The Company contributes a matching contribution and any applicable non-elective contribution to the Plan for participants employed under a collective bargaining agreement, as described in the applicable collective bargaining agreement.

Effective July 1, 2013, the matching contributions changed for employees of BLACKHAWK!. Eligible participants began receiving a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. In addition, BLACKHAWK!

employees became eligible to receive a non-elective contribution. The non-elective contributions range from 2.5% to 4.0% of eligible pay based on age and years of service. Prior to July 1, 2013, eligible participants who were employed by BLACKHAWK! were eligible to receive a 50% match on contributions up to a maximum of 6% of pre-tax and /or Roth 401(k) contributions and were not eligible for a non-elective contribution.

Eligible participants who are employed by Eagle Industries are not eligible for any Company contributions.

The Company matching contribution formula for existing employees who actively participate in one of the Company’s defined benefit plans is based on length of service and the defined benefit plan’s formula.

Participants in most legacy Final Average Earnings (“FAE”) pension plans — Effective July 1, 2013, the matching contributions changed for active, non-union participants who were accruing benefits(excluding participants on a long-term leave of absence) in either the Alliant Techsystems Inc. Pension and Retirement Plan or the Thiokol Propulsion Pension Plan. Eligible participants began receiving a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Prior to July 1, 2013, participants in FAE pension plan formulas (Honeywell, Hercules, Aerospace, Thiokol, and SEG) did not receive a company match.

Grandfathered Employees (15 or more years of service as of January 1, 2004) — Participants in the former Alliant Techsystems Inc. Retirement Plan (cash balance formula), Alliant Lake City Retirement Plan, and Federal Cartridge Pension Plan receive a 50% match on contributions up to a maximum of 6% of pre-tax and/or Roth 401(k) contributions.

Nongrandfathered Employees (Employees with less than 15 years of service as of January 1, 2004, and new employees hired prior to January 1, 2007) — Participants with less than 15 years of service who are covered under the Pension Equity Plan formula receive 100% match on the first 3% of pre-tax and/or Roth 401(k)  contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Effective September 1, 2013, Savage Arms Inc. employees became eligible to participate in the Plan and receive 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Participant Accounts — Each participant’s account is credited with their contribution and portion of the Company’s match and is charged with their withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. Effective June 1, 2011, participants are charged an annual administrative expense of $64 (deducted from their account on a quarterly basis). Effective January 1, 2013, this annual administrative expense was reduced from $64 to $49, and is deducted from participants' accounts on a quarterly basis. The Company pays the administrative expense for participants with account balances less than $250. The Company may also pay certain Plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions. Effective January 1, 2007, for non-union new hires and rehires and certain union participants, the Company match is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period. Forfeitures may, at the Company’s discretion, be applied to pay for Company contributions and administrative expenses of the Plan permitted by ERISA and/or allocated to individual participant accounts.

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s matching contributions, non-elective contributions, and Company individual retirement account balances. Note receivable transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Note terms generally range from one to five years, except notes for the purchase of a primary residence, which generally range from one to ten years. The notes are secured by the balance in the participant’s account. Interest rates are calculated quarterly and are based on prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions. Participants are allowed to have two notes outstanding at any one-time.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by regulation, the Plan was amended to require rollover to an individual retirement account feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions and non-elective contributions are also invested pursuant to participant direction.  Effective June 1, 2011, the Plan changed its investment fund options available to participants to provide a life cycle investment fund series, six mutual funds or collective investment funds, one company stock fund, and a brokerage window. Effective January 1, 2013, the ATK Stock Fund is no longer an investment option for future contributions or transfers of balances from other funds, except for any dividends reinvested in the ATK Stock Fund. All investments are participant directed investments. In the event participants, who are automatically enrolled in the Plan, do not direct their contributions within the Plan, their contributions are automatically defaulted into the age-appropriate life cycle investment fund series.

Employee Stock Ownership Plan and Dividend Payments

Effective January 1, 2011, the Plan was amended to include an Employee Stock Ownership Plan (“ESOP”) feature which transferred the ATK Stock Fund into the ESOP.

Any dividends received on ATK Common Stock included within the ATK 401(k) Plan can either be reinvested in the ATK Stock Fund or disbursed as a cash payment at the employees’ discretion.  Dividends are automatically 100% vested, whether reinvested in the ATK Stock Fund or paid as cash.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and collective trust vehicles. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. The Company’s common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Collective trust funds are stated at fair value as determined by the administrator/custodian of the collective trust funds based on the fair market value of the underlying investments. Specifically for stable value investments within a collective trust fund, the underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the administrator/custodian to contract value.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits reports these investments on a contract value basis.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The Trustee charges trustee and administrative fees directly against the individual investment balances.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution. There were no participants with benefits payable at December 31, 2013 and 2012.

3.                      FAIR VALUE MEASUREMENTS

The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs.  Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions.  These two types of inputs create the following fair value hierarchy:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 — Significant inputs to the valuation model are unobservable.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common Stock and Mutual Funds: Valued at the closing price reported on the active market on which the individual securities are traded. Brokeragelink is a self-directed brokerage window available to Plan participants. The participants have the option to choose among over 4,000 mutual funds on the record-keeper’s platform. As all funds within Brokeragelink are mutual funds, they have been deemed to be Level 1 investments.

Cash equivalents — The estimated fair value of cash equivalents approximates their carrying value due to the short-term maturities of these investments.

Collective Trusts: The Plan is invested in three collective investment trusts, two of which have underlying securities that have fair values determined by quoted market prices. These trusts are valued daily by the administrator/custodian based primarily on security values obtained by third-party pricing services and using the accrual method in accordance with GAAP. The remaining collective trust is the Fidelity Managed Income Portfolio II (the “Fund”), a collective trust vehicle fund sponsored by Fidelity Management Trust Company. Investments in the Fund are valued by multiplying the investee company’s net asset value (“NAV”) per share with the number of units or shares owned at the valuation date as determined by the investee company.  NAV per share is determined by the investee company’s custodian or fund administrator by deducting from the value of the assets of the investee company all of its liabilities, and then the resulting number is divided by the outstanding number of shares or units.

It is the objective of the Fund to use its best efforts to maintain a stable NAV of $1 per unit and minimize credit risk.  To achieve this objective, the Fund enters into a “wrapper” contract which is an agreement by a third party, such as a bank or insurance company, to pay a portfolio the difference between the contract value and the market value of the underlying assets in the event that the contract value exceeds fair market value.  The fair value of the Fund is determined by the fair value of the underlying investment securities held by the Fund, as discussed below.

Investments held by the Fund, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the Fund’s investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Fund’s investment manager.

The Fund has no unfunded commitments. The fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value as described below. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The third-party issuer’s ability to meet its financial obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund may not be able to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

Fair Value Measurements
at December 31, 2013, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$144,047,461	$—	$—	$144,047,461
Cash equivalents	3,216,266	—	—	3,216,266
Mutual Funds
Income funds	127,620,755	—	—	127,620,755
Growth and income funds	545,097,747	—	—	545,097,747
Growth funds	783,636,911	—	—	783,636,911
Brokeragelink	37,225,685	—	—	37,225,685
Mutual Fund Subtotal	1,493,581,098	—	—	1,493,581,098
Collective Trusts
Cash equivalents	—	242,241,801	—	242,241,801
Growth funds	—	6,738,253	—	6,738,253
International funds	—	87,264,634	—	87,264,634
Collective Trust Subtotal	—	336,244,688	—	336,244,688

Total	$1,640,844,825	$336,244,688	$—	$1,977,089,513

Fair Value Measurements
at December 31, 2012, Using

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common stock	$91,806,194	$—	$—	$91,806,194
Cash equivalents	3,085,575	—	—	3,085,575
Mutual Funds
Income funds	170,328,370	—	—	170,328,370
Growth and income funds	428,884,204	—	—	428,884,204
Growth funds	589,066,019	—	—	589,066,019
Brokeragelink	24,932,222	—	—	24,932,222
Mutual Fund Subtotal	1,213,210,815	—	—	1,213,210,815
Collective Trusts
Cash equivalents	—	260,976,797	—	260,976,797
Growth funds	—	9,636,893	—	9,636,893
International funds	—	74,853,466	—	74,853,466
Collective Trust Subtotal	—	345,467,156	—	345,467,156

Total	$1,308,102,584	$345,467,156	$—	$1,653,569,740

For the years ended December 31, 2013 and 2012, there were no transfers in or out of Levels 1, 2 or 3.

4.                      INVESTMENTS

The Plan’s investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	2013	2012
Vanguard Institutional Index Plus - 2,740,652.56 units and 2,765,115.07 units, respectively	$463,937,664	$360,930,470
Fidelity Managed Income Portfolio II, Class 3 — 238,831,909.49 units and 253,899,182.84 units, respectively	238,831,909	253,899,183
Vanguard Extended Market Index ISP - 2,064,707.09 units and 2,015,687.84 units, respectively	319,699,246	228,135,549
Pimco Total Return - 11,938,330.66 units and 15,153,769.569 units, respectively	127,620,755	170,328,370
ATK Stock Fund — 1,183,822 shares and 1,481,701 shares, respectively	144,047,461	91,806,194
Fidelity Freedom K 2020 - 7,864,362.418 units and 7,422,682.97 units, respectively	117,021,713	99,389,725

Investment income (loss) for the years ended December 31, 2013 and 2012, is as follows:

	2013	2012
Net appreciation (depreciation) in fair value of investments:
Income funds	$(7,690,983)	$4,555,908
Growth and income funds	63,676,483	31,752,684
Growth funds	190,060,208	80,191,236
International funds	11,334,257	12,046,567
Alliant Techsystems Inc. Stock Fund	78,234,399	6,607,545
Total net appreciation in fair value of investments	335,614,364	135,153,940
Dividends	31,494,516	42,732,373
Total investment income	$367,108,880	$177,886,313

5.                      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated September 10, 2012, that the Plan is designed in accordance with Section 401(a) of the Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and that the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the federal and state tax authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6.                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

7.                      RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective investment trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2013 and 2012, the Plan held 1,183,822 and 1,481,701 shares, respectively, of common stock of ATK, the sponsoring employer, with a market value of $144,047,461 and $91,806,194, respectively. During the year ended December 31, 2013 and 2012, dividend income of $1,386,103 and $1,327,356 was recorded related to ATK common stock, respectively.

The transactions, described above, are exempt party-in-interest transactions.

8.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2013 and 2012, the following is a reconciliation of interest, dividends, and net investment income per the financial statements to the Form 5500:

	2013	2012
Total interest income per the financial statements	$—	$—
Plus interest on notes receivable from participants	1,427,124	1,621,697
Total interest income per the Form 5500	1,427,124	1,621,697
Total dividends per the financial statements	31,494,516	42,732,373
Less dividends on Collective Trust - MIP II, Class 3	(3,204,747)	(4,035,305)
Dividends per the Form 5500	28,289,769	38,697,068
Net appreciation in fair value per the financial statements	335,614,364	135,153,940
Net appreciation in fair value of investments	3,204,747	4,035,305
Total net investment gain per the Form 5500	$338,819,111	$139,189,245

9.                      SUBSEQUENT EVENTS

Effective January 1, 2014, Bushnell Group Holdings, Inc. employees became eligible to participate in the plan and receive 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and 50% on the next 2% of pre-tax and/or Roth 401(k) contributions.

Effective January 1, 2014, the matching contributions changed for active, union participants at our Bacchus and ABL facilities who were accruing benefits (excluding participants on a long-term leave of absence) in either the Alliant Techsystems Inc. Pension and Retirement Plan or the Thiokol Propulsion Pension Plan. Eligible participants began receiving a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k)contributions.

On April 28, 2014, ATK entered into a Transaction Agreement (the "Transaction Agreement") with Vista SpinCo Inc., a Delaware corporation and a wholly owned subsidiary of ATK (“Sporting”), Vista Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of ATK, and Orbital Sciences Corporation, a Delaware corporation (“Orbital”), providing for the spin-off of ATK's Sporting Group business to ATK's stockholders (the “Distribution”), which will be immediately followed by the merger of Vista Merger Sub Inc. with and into Orbital (the “Merger” and together with the Distribution, the “Transaction”), with Orbital surviving the Merger as a wholly owned subsidiary of ATK. This transaction is subject to stockholder approval prior to closing.
Effective as of the closing date of the transaction ("Distribution Date"), Sporting shall establish a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Code Section 401(k) (the “Sporting 401(k) Plan”) providing benefits to the Continuing Sporting Employees participating in any tax-qualified defined contribution plan sponsored by ATK (the "ATK 401(k) Plan") as of the Distribution Date and any Sporting Employees hired prior to the Distribution Date but who had not yet begun participating in the ATK 401(k) Plan. Furthermore, such Sporting 401(k) Plan shall otherwise provide benefits and features (including investment options) substantially identical to those provided under the ATK 401(k) Plan as of the date immediately prior to the Distribution Date. Immediately following the Distribution Date, and subject to ATK’s receipt of reasonably satisfactory evidence that the Sporting 401(k) Plan meets the requirements under the Code, ATK shall cause to be transferred from the ATK 401(k) Plan to the Sporting 401(k) Plan the assets and liabilities relating to the account balances of the individuals who are, as of such date, Continuing Sporting Employees or Sporting Former Employees (whether vested or unvested as of the Distribution Date), in accordance with the requirements of all applicable laws, including the Code.

******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500
ALLIANT TECHSYSTEMS INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)			(EIN #41-1672694)
As of December 31, 2013			(Plan No. 003)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value

NOTES RECEIVABLE FROM PARTICIPANTS — Various participants**	Participant notes receivable, maturing from 4/18/2013 to 12/20/2023*, at interest rates of 4.25% to 10.50%	***	$35,594,631

INVESTMENTS:
Value of interest in collective trusts:
BlackRock All Country World Index EX-US Index	Collective trust	***	87,264,634
Wellington Balanced Real Assets	Collective trust	***	6,738,253
Fidelity Managed Income Portfolio II, Class 3 — at contract value**	Collective trust	***	238,831,909
Total interest in collective trusts			332,834,796

Value of interest in registered investment companies:
Vanguard Institutional Index Plus	Mutual fund	***	463,937,664
Vanguard Extended Market Index IPS	Mutual fund	***	319,699,247
Pimco Total Return Institutional	Mutual fund	***	127,620,755
Fidelity Freedom K 2020 Fund**	Mutual fund	***	117,021,713
Fidelity Freedom K 2025 Fund**	Mutual fund	***	110,176,082
Fidelity Freedom K 2030 Fund**	Mutual fund	***	78,375,816
Fidelity Freedom K 2015 Fund**	Mutual fund	***	47,263,551
Fidelity Freedom K 2040 Fund**	Mutual fund	***	45,513,570
Fidelity Freedom K 2035 Fund**	Mutual fund	***	42,178,350
Fidelity Freedom K 2010 Fund**	Mutual fund	***	18,039,981
Fidelity Freedom K 2050 Fund**	Mutual fund	***	37,094,090
Brokeragelink	Mutual fund	***	37,225,685
Fidelity Freedom K 2045 Fund**	Mutual fund	***	31,564,056
Fidelity Freedom K 2000 Fund**	Mutual fund	***	6,620,667
Fidelity Freedom K Income**	Mutual fund	***	11,249,871
Total interest in mutual funds			1,493,581,098

EMPLOYER-RELATED SECURITIES — ATK Stock Fund**	Common stock	***	144,047,461

INTEREST-BEARING CASH EQUIVALENTS	Cash equivalents	***	3,216,266

TOTAL INVESTMENTS			$2,009,274,252

* See Note 1 - Description of the Plan, regarding participant notes.
** Party-in-interest.
*** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliant Techsystems Inc. 401(k) Plan

By:	ALLIANT TECHSYSTEMS INC.
As Plan Sponsor of the
Alliant Techsystems Inc. 401(k) Plan

By:	/s/ Neal S. Cohen
Name:	Neal S. Cohen
Title:	Executive Vice President and Chief Financial Officer of Alliant Techsystems Inc.

Date:  June 27, 2014